Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings:
Income (loss) before income taxes	$46	$1	$44	$(21)
Less: capitalized interest	(11)	(7)	(30)	(19)
Add:
Fixed charges	86	69	246	190
Amortization of capitalized interest	1	—	1	—
Adjusted earnings	$122	$63	$261	$150
Fixed charges:
Interest expense	$57	$44	$162	$122
Amortization of debt costs	1	1	4	2
Rent expense representative of interest	28	24	80	66
Total fixed charges	$86	$69	$246	$190
Ratio of earnings to fixed charges(1)	1.41	—	1.06	—

(1)	Earnings were inadequate to cover fixed charges by $6 million and $40 million for the three and nine months ended September 30, 2006, respectively.